UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Results

January – December / 2015

Telefônica | vivo

Highlights

o       Total accesses reached 96.8 million in the quarter (-6.3% y-o-y), 73.3 million of which in the mobile business (-8.3% y-o-y) and 23.6 million in the fixed-line business (+0.8% y-o-y). The latter continues to be leveraged by the consistent growth in GVT’s accesses (+5%, 9% and 17% in voice, broadband and TV, respectively);

o    Leadership in the postpaid segment, which has continuously been increasing (+9.6% y-o-y in 4Q15), while the share of net additions was 69% in the quarter. The postpaid market share reached 42.4% in December (+0.6 p.p. y-o-y);

o      Mobile ARPU recorded y-o-y growth of 4.8% in 4Q15, fueled by the 39.2% record y-o-y growth in Data ARPU, which corresponded to 51% of total ARPU. Mobile ARPU grew 3.3% in 2015 versus 2014;

o       Broadband accesses reached 7.1 million in 4Q15 (+3.6% y-o-y), while FTTX connections reached 53.1% of the base in the quarter, with annual growth of 14.0% (net additions of 465 thousand accesses);

o       Pay TV accesses totaled 1.8 million in 4Q15, 9.7% up y-o-y, with strong growth in premium accesses (IPTV and interactive DTH);

o       Net operating revenue continued showing a positive performance, with y-o-y growth of 3.4% in 4Q15. In the year the growth was of 4.8%;

o       Net mobile revenue recorded 6.2% increase in 2015. In the quarter, it recorded a positive performance of 3.3% y-o-y. Excluding the effect of MTR reductions in 2015, this line would increase by 6.1% in 4Q15 over 4Q14;

o      Data and VAS (Value Added Services) revenue grew by 36.3% y-o-y in 4Q15, fueled by the strong upturn in mobile internet revenue, up by 52.9% y-o-y in the quarter;

o      Net fixed revenue posted y-o-y growth of 3.5% in 4Q15. Excluding the VC reduction, such increase came to 5.6% in 4Q15 over 4Q14;

o      Operating costs increased 2.3% y-o-y in the quarter. In 2015, the growth was of 5.4%, well below the period’s inflation;

o      EBITDA totaled R$3.4 billion in 4Q15, accompanied by an EBITDA Margin of 31.9% in the quarter. In 2015, EBITDA reached R$ 12.7 billion, a growth of 3.4% versus 2014, with EBITDA Margin of 30.2%;

o      Investments amounted to R$8.3 billion in 2015, accounting for 19.7% of net operating revenue;

o  The Dividends and Interest on Equity paid in 2015 totaled R$4.0 billion;

o     The Company is now fully integrated with the combination of Vivo’s and GVT’s best practices. Execution of synergies in line with the expected reaching the financial results goals for the year.

Notes: (1) The figures reflect the combined results of Telefônica Brasil and GVT for all periods. (2) y-o-y: annual variation and (3) q-o-q: quarterly variation.

** FTTX includes clients of the FTTH (Fiber to the Home) and FTTC (Fiber to the Curb) technologies.

Telefônica Brasil S.A. (BM&FBOVESPA: VIVT3 and VIVT4, NYSE: VIV), discloses today its results for the fourth quarter of 2015, presented in accordance with the International Financial Reporting Standards (IFRS) and with the pronouncements, interpretations and guidelines provided by the Accounting Pronouncements Committee. Totals are subject to differences due to rounding up or down.

For comparison purposes, we present the combined pro forma scenario, considering GVT Participações S.A. as of January 1, 2014.

Such pro forma figures may be subject to changes and updates in accordance with accounting standards during a period of 12 months as of the acquisition date.

In order the facilitate the adjustment of the models, the quarterly financial statements including GVT and not audited for 2014 can be found on Telefônica’s Investor Relations’ website (www.telefonica.com.br/ri).

HIGHLIGHTS

Consolidated in R$ million	4Q15	3Q15	∆%	4Q14	∆%	2015	2014	∆%

Net Operating Revenues	10,760.8	10,580.8	1.7	10,408.8	3.4	42,133.7	40,218.2	4.8

Net Operating Services Revenues	10,411.6	10,158.4	2.5	10,108.6	3.0	40,640.0	39,002.9	4.2

Net operating mobile revenues	6,059.6	5,863.4	3.3	5,902.4	2.7	23,642.5	22,454.9	5.3
Net operating fixed revenues	4,351.9	4,295.0	1.3	4,206.2	3.5	16,997.5	16,548.0	2.7

Net handset revenues	349.3	422.3	(17.3)	300.2	16.4	1,493.7	1,215.3	22.9

Operating costs	(7,328.6)	(7,445.2)	(1.6)	(7,167.0)	2.3	(29,419.5)	(27,920.3)	5.4

EBITDA	3,432.2	3,135.6	9.5	3,241.8	5.9	12,714.2	12,297.9	3.4
EBITDA Margin %	31.9%	29.6%	2.3 p.p.	31.1%	0.8 p.p.	30.2%	30.6%	(0.4) p.p.

Net income	1,114.5	869.3	28.2	1,247.4	-1065.2%	3,331.2	5,241.0	-3643.9%

Capex	2,372.3	2,122.5	11.8	5,517.9	(57.0)	8,318.8	11,161.4	(25.5)

Total accesses (thousand)	96,827	103,298	(6.3)	103,318	(6.3)	96,827	103,318	(6.3)
Total mobile accesses	73,268	79,414	(7.7)	79,938	(8.3)	73,268	79,938	(8.3)
Total fixed accesses	23,559	23,884	(1.4)	23,380	0.8	23,559	23,380	0.8

Mobile Business

OPERATING PERFORMANCE

Thousand	4Q15	3Q15	∆%	4Q14	∆%	2015	2014	∆%

Mobile total accesses	73,268	79,414	(7.7)	79,938	(8.3)	73,268	79,938	(8.3)
Postpaid	31,074	30,435	2.1	28,355	9.6	31,074	28,355	9.6
M2M	4,242	4,112	3.1	3,513	20.8	4,242	3,513	20.8
Prepaid	42,194	48,979	(13.9)	51,582	(18.2)	42,194	51,582	(18.2)
Market Share (*)	28.4%	28.8%	(0.4) p.p.	28.5%	(0.1) p.p.	28.4%	28.5%	(0.1) p.p.
Postpaid	42.4%	42.1%	0.3 p.p.	41.8%	0.6 p.p.	42.4%	41.8%	0.6 p.p.
Mobile broadband (modem only)	50.4%	54.8%	(4.5) p.p.	50.9%	(0.5) p.p.	50.4%	50.9%	(0.5) p.p.
Net additions	(6,145)	(3,241)	89.6	115	n.a.	(6,669)	2,693	n.a.
Postpaid	639	849	(24.7)	1,172	(45.5)	2,719	4,662	(41.7)
Market Share of net additions (*)	-34.0%	-49.4%	15.4 p.p.	5.1%	(39.1) p.p.	-29.1%	28.0%	(57.0) p.p.
Postpaid	69.0%	65.1%	3.9 p.p.	50.3%	18.8 p.p.	49.8%	56.3%	(6.5) p.p.
Market penetration (*)	125.6%	134.7%	(9.1) p.p.	140.2%	(14.6) p.p.	125.6%	140.2%	(14.6) p.p.
Monthly churn	6.2%	4.7%	1.5 p.p.	4.1%	2.1 p.p.	4.2%	3.7%	0.5 p.p.
Postpaid ex. M2M	1.8%	1.9%	(0.1) p.p.	1.7%	0.0 p.p.	1.8%	1.6%	0.1 p.p.
Prepaid	9.0%	6.3%	2.7 p.p.	5.3%	3.7 p.p.	4.2%	4.7%	(0.5) p.p.
ARPU (R$/month)	25.8	24.3	6.0	24.6	4.8	24.4	23.7	3.3
Voice	12.5	12.4	0.9	15.1	(16.9)	12.9	14.9	(13.3)
Data	13.2	11.9	11.3	9.5	39.2	11.5	8.8	31.6
Postpaid ex. M2M ARPU	50.6	49.6	2.2	51.0	(0.7)	50.2	50.6	(0.7)
Prepaid ARPU	12.8	11.8	8.6	13.0	(1.6)	12.2	12.5	(2.4)
M2M ARPU	3.4	3.3	0.6	3.3	3.0	3.3	3.4	(4.5)
MOU	146.2	134.2	9.0	141.3	3.5	135.3	134.5	0.6

(*) Source: ANATEL. Last available information: December/15.

Note: ARPU data including intercompany revenue eliminations.

o       Total accesses fell 8.3% over 4Q14, totaling 73,268 thousand accesses. Worthy of mention is the postpaid segment, which grew by 9.6% y-o-y, registering 31,074 thousand accesses and accounting for 42.4% of mobile accesses, up by 6.9 p.p. in the annual comparison.

o   Total market share came to 28.4% in December (-0.1 p.p. y-o-y). In the postpaid segment, Telefônica Brasil achieved 69.0% of net additions in 4Q15, recording a market share of 42.4%  (+0.6 p.p. y-o-y) in view of the superior quality offered by the Company, which is also the leader in number of 4G-technology terminals, with a market share of 37.5% in December 2015.

o       The Company registered a high number of prepaid disconnections in the fourth quarter, resulting in net mobile disconnections of approximately 6,145 thousand accesses. On the other hand, net postpaid additions reached 639 thousand accesses in the quarter. In 2015, net mobile prepaid disconnections totaled 9,388 thousand accesses.

o      The prepaid customer base contracted by 18.2% in 4Q15 over 4Q14, due to a restrictive policy for the disconnection of non-profitable clients, highlighting the focus on higher-value clients.

o      In the machine-to-machine (M2M) market, the access base continued to expand, reaching 4.2 million customers in December, 20.8% more than in the previous year.

o     Total ARPU climbed 4.8% y-o-y, fueled by the performance of data ARPU, which posted record increase of 39.2% in 4Q15 over 4Q14. Excluding MTR reductions in the period, total ARPU posted annual growth of 7.8% in 4Q15.

NET OPERATING REVENUES

Consolidated in R$ million	4Q15	3Q15	∆%	4Q14	∆%	2015	2014	∆%

Net operating mobile revenues	6,408.9	6,285.8	2.0	6,202.6	3.3	25,136.2	23,670.2	6.2

Net service mobile revenues	6,059.6	5,863.4	3.3	5,902.4	2.7	23,642.5	22,454.9	5.3
Outgoing voice	2,421.9	2,489.9	(2.7)	2,949.4	(17.9)	10,468.5	11,482.4	(8.8)
Interconnection	413.1	394.0	4.9	552.7	(25.2)	1,664.3	2,295.9	(27.5)
Data plus VAS	3,111.8	2,866.4	8.6	2,282.4	36.3	11,143.8	8,308.2	34.1
Messaging P2P	466.1	455.4	2.3	418.4	11.4	1,763.6	1,705.3	3.4
Internet	2,137.5	1,958.1	9.2	1,398.2	52.9	7,470.0	4,942.6	51.1
VAS	508.3	452.9	12.2	465.8	9.1	1,910.2	1,660.3	15.0
Other services	112.8	113.1	(0.3)	117.9	(4.4)	365.9	368.3	(0.6)
Net handset revenues	349.3	422.3	(17.3)	300.2	16.4	1,493.7	1,215.3	22.9

Fourth-quarter net mobile revenue grew by 3.3% y-o-y, influenced by the increase in data and VAS revenue. Mobile service revenue increased by 2.7% in 4Q15 over 4Q14, despite the impact of the MTR reduction on February 24, 2015. Excluding this effect, fourth-quarter mobile service revenue increased by 5.6% y-o-y.

Outgoing voice revenue declined by 17.9% in 4Q15 over 4Q14, reflecting the higher proportion of data in postpaid plans and increased internet consumption by prepaid clients, with the growth in mobile internet more than offsetting the reduction in voice.

Interconnection revenue moved down by 25.2% y-o-y, mainly due to the 33.0% MTR tariff reduction in February 2015. With the normalization of this effect, interconnection revenue was 6.2% higher in 4Q15 over 4Q14, also impacted by the higher incoming traffic.

Data and VAS revenue posted record performance in 4Q15 with its highest growth in four years, 36.3% y-o-y, due to successful sales of data plans and packages, fueled by the blocking after the end of franchise, and the higher penetration of smartphones within our customer base. In 4Q15, data and VAS revenue increased to 51.4% of net mobile service revenue, up by 12.7 p.p. y-o-y.

SMS revenue climbed 11.4% y-o-y, due to the stronger adherence to higher value-added offers, such as Vivo Tudo, in addition to control plans, which include unlimited SMS. Corporate SMS packages, which encourage communication via SMS between functional handsets, also contributed to this increase. In 4Q15 over 3Q15, this increase came to 2.3%.

Mobile internet revenue posted strong growth, 52.9% up y-o-y, accounting for 68.7% of data revenue in 4Q15. This performance is directly related to the strong growth in postpaid data accesses, especially in 4G plans, the increased sales of stand-alone data packages, given the blocking after the end of franchise, and the growth of the smartphone customer base. 75% of our customer base already had smartphones or webphones in 4Q15, a 9 p.p. increase compared to the same period last year.

VAS revenue moved up by 9.1% in 4Q15 over 4Q14, chiefly due to the sale of premium VAS in own stores, such as Vivo Música and Nuvem do Jornaleiro. Services of educational platforms, such as Kantoo, and safety platforms, such as Vivo Sync and Vivo Segurança online, also recorded positive performance, fueled by the continuous interest of our customers for these products.

Other services revenue totaled R$112.8 million, 4.4% down on 4Q14, due to the lower recurring recovery of taxes on disputed invoices.

Mobile handset revenue grew 16.4% y-o-y in 4Q15, basically due to the greater share of higher-value devices in the handset portfolio and the price increase due to the depreciation of the real against the U.S. dollar.

Fixed Line Business

OPERATING PERFORMANCE

Thousand	4Q15	3Q15	∆%	4Q14	∆%	2015	2014	∆%

Total fixed accesses	23,559	23,884	(1.4)	23,380	0.8	23,559	23,380	0.8
Fixed voice accesses	14,656	14,879	(1.5)	14,885	(1.5)	14,656	14,885	(1.5)
Residential	10,286	10,474	(1.8)	10,499	(2.0)	10,286	10,499	(2.0)
Corporate	3,808	3,829	(0.5)	3,799	0.2	3,808	3,799	0.2
Others	563	576	(2.3)	587	(4.1)	563	587	(4.1)
Fixed broadband	7,114	7,176	(0.9)	6,866	3.6	7,114	6,866	3.6
FTTX	3,780	3,789	(0.2)	3,315	14.0	3,780	3,315	14.0
Others	3,334	3,388	(1.6)	3,550	(6.1)	3,334	3,550	(6.1)
Pay TV	1,788	1,829	(2.3)	1,629	9.7	1,788	1,629	9.7
Voice ARPU (R$/month)	45.6	45.2	0.9	45.6	0.1	44.8	46.4	(3.4)
Broadband ARPU (R$/month)	38.9	37.4	4.1	36.5	6.7	37.6	37.1	1.4
Pay TV ARPU (R$/month)	85.1	82.4	3.3	79.3	7.3	81.8	79.0	3.5

o       The fixed access base totaled 23,559 thousand accesses in 4Q15, 0.8% up on 4Q14, influenced by the positive performance of ultra-broadband and Pay TV services, which more than offset the reduction in fixed voice accesses.

o       Fixed voice accesses totaled 14,656 thousand in 4Q15, 1.5% down y-o-y, mainly reflecting the smaller number of residential connections. Voice ARPU remained stable over the previous year, despite the negative pressure due to the VC reduction and the fixed to mobile substitution.

o       Fixed broadband accesses recorded 7.1 million customers in 4Q15, 3.6% more than in 4Q14. The FTTX customer base reached 3,780 thousand accesses, 587 thousand of which in FTTH technology. The penetration of the UBB customer base reached 53.1% of total broadband accesses, 14.0% up on 4Q14, fueling the ARPU, which increased by 6.7% y-o-y in 4Q15 (+3.1% y-o-y in 3Q15).

o    Pay TV accesses climbed 9.7% y-o-y, to 1,788 thousand subscribers in 4Q15, with 158 thousand net additions in 2015. Telefônica’s market share came to 9.4% in December, 1.0 p.p. more than in the previous year. TV ARPU increased by 7.3% y-o-y, influenced by the higher growth in premium TV accesses, including IPTV and interactive DTH with Full HD packages.

NET OPERATING REVENUES

Consolidated in R$ million	4Q15	3Q15	∆%	4Q14	∆%	2015	2014	∆%

Net operating fixed revenue	4,351.9	4,295.0	1.3	4,206.2	3.5	16,997.5	16,548.0	2.7

Voice	2,025.3	2,019.1	0.3	2,046.0	(1.0)	7,993.2	8,161.3	(2.1)
Interconnection	121.6	118.8	2.4	143.1	(15.0)	496.4	577.5	(14.0)
Broadband	836.9	799.0	4.7	749.2	11.7	3,184.2	2,926.8	8.8
Corporate Data and IT	705.4	706.8	(0.2)	694.4	1.6	2,816.8	2,748.0	2.5
Pay TV	464.4	447.6	3.8	378.6	22.6	1,727.8	1,353.9	27.6
Other services	198.3	203.7	(2.6)	194.8	1.8	779.1	780.5	(0.2)

% Data / Net Operating Revenue	35.4%	35.1%	0.4 p.p.	34.3%	1.1 p.p.	35.3%	34.3%	1.0 p.p.

Note: Fixed Net Revenue includes revenue from the FWT solution (“Vivo Fixo”).

Net revenue from the fixed line business climbed by 3.5% in 4Q15, mainly due to the higher revenue from broadband, Pay TV and corporate data and IT. Fixed line revenue, excluding GVT, improved for the second consecutive quarter compared to the previous year, up by 1.4% y-o-y in 4Q15 (+1.3% y-o-y in 3Q15, -0.3% y-o-y in 2Q15 and    -4.0% y-o-y in 1Q15). GVT’s revenue posted annual growth of 8.4% y-o-y in 4Q15 (+8.9% y-o-y in 3Q15). Fixed line revenue was impacted by fixed to mobile tariff (VC) reductions on February 24, 2015. Excluding this effect, the variation in net fixed service revenue stood at 5.6% in the period.

Voice revenue reduced by 1.0% in 4Q15 over 4Q14, despite the regulatory impact, remaining virtually stable on 3Q15. Excluding the VC reduction, voice revenue climbed 3.3% y-o-y.

Interconnection revenue fell 15.0% compared to 4Q14, due to the lower incoming traffic with fixed termination, chiefly due to the fixed to mobile substitution. In 4Q15 over 3Q15, this line grew by 2.4%.

Broadband revenue climbed 11.7% y-o-y, fueled by the growth of the ultra-broadband customer base, which already accounts for 60% of broadband revenue. Thus, the Company has been focusing on the migration of customers to higher speeds, mainly in FTTX, expanding the fiber customer base, which has higher ARPU and lower churn.

Revenue from corporate data and IT increased by 1.6% y-o-y. The corporate client segment continued to benefit from the combination of Vivo’s and GVT’s capacities.

Pay TV revenue grew by 22.6% y-o-y, fueled by the fast growth of the interactive DTH and IPTV subscriber base, with an increased adoption of HD packages.

Other service revenue grew by 1.8% y-o-y, mainly influenced by equipment linked to the sale of integrated solutions to large clients.

Consolidated Operating Costs

Consolidated in R$ million	4Q15	3Q15	∆%	4Q14	∆%	2015	2014	∆%

Operating costs	(7,328.6)	(7,445.2)	(1.6)	(7,167.0)	2.3	(29,419.5)	(27,920.3)	5.4

Personnel	(910.3)	(889.8)	2.3	(1,058.8)	(14.0)	(3,542.0)	(3,574.0)	(0.9)
Costs of services rendered	(2,960.1)	(3,031.3)	(2.3)	(2,939.3)	0.7	(12,159.3)	(11,893.7)	2.2
Interconnection	(615.0)	(651.4)	(5.6)	(763.8)	(19.5)	(2,647.0)	(3,367.8)	(21.4)
Taxes and contributions	(327.3)	(356.3)	(8.1)	(438.0)	(25.3)	(1,650.0)	(1,790.1)	(7.8)
Third-party services	(1,451.6)	(1,433.7)	1.3	(1,230.4)	18.0	(5,588.9)	(4,777.1)	17.0
Others	(566.1)	(589.9)	(4.0)	(507.1)	11.6	(2,273.5)	(1,958.8)	16.1
Cost of goods sold	(692.8)	(689.1)	0.5	(584.2)	18.6	(2,597.1)	(2,107.1)	23.3
Selling expenses	(2,289.6)	(2,315.1)	(1.1)	(2,237.3)	2.3	(9,187.2)	(8,670.1)	6.0
Provision for bad debt	(272.1)	(349.4)	(22.1)	(285.7)	(4.8)	(1,294.8)	(1,052.3)	23.0
Third-party services	(1,901.0)	(1,879.9)	1.1	(1,835.2)	3.6	(7,504.6)	(7,221.2)	3.9
Others	(116.5)	(85.8)	35.8	(116.4)	0.1	(387.8)	(396.6)	(2.2)
General and administrative expenses	(383.2)	(336.9)	13.7	(262.1)	46.2	(1,371.3)	(1,211.4)	13.2
Third-party services	(298.1)	(261.3)	14.1	(263.9)	13.0	(1,100.1)	(964.3)	14.1
Others	(85.1)	(75.6)	12.6	1.8	n.a.	(271.2)	(247.1)	9.8
Other net operating revenue (expenses)	(92.6)	(183.0)	(49.4)	(85.3)	8.6	(562.5)	(464.0)	21.2

The Company’s operating costs excluding depreciation and amortization expenses totaled R$7,328.6 million in 4Q15, 2.3% up y-o-y, and lower than LTM inflation. In 4Q15 over 3Q15, operating costs moved down by 1.6%. This performance was mainly driven by the efforts to improve efficiency and business performance, focusing on adding value.

Personnel costs fell 14.0% y-o-y, due to the provision for the organizational restructuring made in 4Q14 in the amount of R$212 million. Excluding this effect, that variation was 7.5%, impacted by the 7.0% pay rise, due to the collective bargaining agreement whose provision began in September 2015, higher expenses with health plans and the internalization of employees of an outsourced provider of network maintenance and installation services, partially offset by the lower costs due to the reduction of the workforce in September 2015.

The cost of services rendered rose 0.7% in 4Q15 over 4Q14, positively influenced by MTR reductions in February 2015. Excluding this effect, the y-o-y increase was 6.9%, lower than the inflation measured in the period. This variation chiefly reflects the higher expenses with site leasing and network maintenance and conservation services, due to the expansion in 4G coverage and focus on service quality, the higher expenses with purchase of mobile and TV content, which grew proportionally to the increase in revenue, and the higher expenses with electricity, due to the tariff increase.

Cost of goods sold (COGS) increased by 18.6% in 4Q15 over 4Q14, due to the impact from the 47% depreciation of the real against the U.S. dollar and the higher volume of higher-value devices in the equipment portfolio mix.

In the fourth quarter, services selling expenses reduced its annual variation to +2.3% (+5.1% y-o-y in 3Q15), despite the challenging economic scenario.

Provisions for bad debt closed 4Q15 at R$272.1 million (-4.8% y-o-y), with delinquency levels at 1.7% of total gross revenue (-0.1 p.p. y-o-y). The Company continued to adopt strict credit granting initiatives, improving the identification of clients’ risk profile and adopting more effective collection measures, in addition to having already unified Vivo’s and GVT’s provisioning criteria. These initiatives contributed to reduce provisions for bad debt in 4Q15, improving the indicator.

Third-party services posted a 3.6% y-o-y increase in 4Q15, with the most important variations in call center services, system development and collection services focused on reducing delinquency, in addition to higher publicity and marketing expenses.

Fourth-quarter general and administrative expenses increased by 46.2% y-o-y, chiefly influenced by the higher expenses with third-party services and electricity, in addition to lower taxes paid in 4Q14, which reduced the comparison basis between the periods.

Other net operating revenues (expenses) totaled an expense of R$92.6 million in 4Q15, 8.6% up on 4Q14, mainly as a result of higher civil contingencies.

Ebitda

EBITDA (earnings before interest, taxes, depreciation and amortization) totaled R$3,432.2 million in 4Q15, 5.9% more than in 4Q14, influenced by higher mobile and fixed revenue and lower costs with personnel, taxes and interconnection, partially offset by higher expenses with capacity expansion and quality assurance, electricity, as well as higher expenses with mobile and TV content. The EBITDA margin reached 31.9%, 0.8 p.p. up on the 31.1% posted in 4Q14. In 2015, EBITDA reached R$ 12,714.2 million and EBITDA Margin was of 30.2%.

Depreciation and Amortization

Consolidated in R$ million	4Q15	3Q15	∆%	4Q14	∆%	2015	2014	∆%

EBITDA	3,432.2	3,135.6	9.5	3,241.8	5.9	12,714.2	12,297.9	3.4

Depreciation and Amortization	(1,914.9)	(1,817.9)	5.3	(1,675.2)	14.3	(7,319.6)	(6,578.8)	11.3
Depreciation	(1,276.1)	(1,204.1)	6.0	(1,105.3)	15.5	(4,820.3)	(4,287.3)	12.4
Amortization of intangibles (*)	(311.5)	(298.5)	4.4	(293.3)	6.2	(1,212.4)	(1,173.2)	3.3
Other amortizations	(327.3)	(315.3)	3.8	(276.6)	18.3	(1,286.9)	(1,118.3)	15.1

EBIT	1,517.3	1,317.6	15.2	1,566.6	(3.1)	5,394.6	5,719.1	(5.7)

(*) Amortization of intangible assets generated by the incorporation of Vivo as of 2Q11 and of GVT as of 2Q15.

The Depreciation and Amortization line expanded by 14.3% y-o-y, particularly influenced by the acquisition of the 700MHz license in December 2014, and additions to fixed assets in the period.

 Financial Result

Consolidated in R$ million	4Q15	3Q15	∆%	4Q14	∆%	2015	2014	∆%

Net Financial Income	(200.3)	(258.5)	(22.5)	(284.7)	(29.6)	(1,108.7)	(533.5)	107.8

Income from financial investments	200.9	223.8	(10.2)	191.0	5.2	850.7	682.7	24.6
Interest and other financial income (expenses)	(99.3)	(103.0)	(3.6)	(36.6)	171.3	(380.3)	(82.5)	361.0
Charges	(269.8)	(202.6)	33.2	(226.2)	19.3	(1,003.0)	(923.2)	8.6
Monetary and exchange variation	77.1	(922.8)	n.a.	(303.6)	n.a.	(1,475.7)	(291.4)	406.4
Gains (losses) on derivative transactions	(109.2)	746.1	n.a.	90.7	n.a.	899.6	80.9	1,012.0

Net financial expenses declined by R$84.4 million in 4Q15 over 4Q14, mainly due to the foreign exchange variation associated to GVT’s higher debt in foreign currency in 4Q14, when compared to 4Q15. In 2015, net financial expenses increased by R$575.2 million over the previous year, mostly fueled by losses related to the exchange variation effect on loans and financing denominated in foreign currency (Euro) from GVT in the first four months of 2015, which were fully covered by hedge operations since May 2015, besides derivative charges related to GVT’s operations.

Net Income

Net income totaled R$1,114.5 million in 4Q15, 10.7% less than in 4Q14, chiefly due to the lower volume of IOC declared in 4Q15. In 2015, the Company’s net income totaled R$3,331.2 million, 36.4% less than in 2014, chiefly influenced by the review of the fiscal bases of intangible assets in 2014, added to the lower financial expense of that year. Accounting net income for 2015, which considers the consolidation of GVT as of May 2015, reached R$3,420.2 million.

Capex

Consolidated in R$ million	4Q15	3Q15	4Q14	2015	2014

Network	2,021.5	1,772.5	2,306.1	7,131.7	7,302.2
Technology / Information System	319.1	251.0	295.8	891.6	695.4
Products and Services, Channels, Administrative and others	31.6	99.0	150.0	295.5	397.8
Licenses	0.0	0.0	2,766.0	0.0	2,766.0
Total	2,372.3	2,122.5	5,517.9	8,318.8	11,161.4

Capex ex. licenses / Net operating revenue	22.0%	20.1%	26.4%	19.7%	20.9%

Fourth-quarter Capex totaled R$2,372.3 million, accounting for 22.0% of net operating revenue. In 2015, Capex totaled R$8,318.8 million, corresponding to 19.7% of net operating revenue. In the annual comparison, Capex remained virtually stable (-0.9% y-o-y) when excluding the amount of the 700MHz spectrum booked in 2014. The Company continues to focus its investments primarily on expanding 3G capacity and 4G coverage, increasing transmission infrastructure and improving quality to ensure the Company’s superior quality standards.

For 2016, the Company intend to invest R$ 8.907,0 million. The funds will be allocated to ensure the network capacity expansion to meet the Company’s growing demand and the quality of the services provided.

Cash Flow

Consolidated in R$ million	4Q15	3Q15	∆ R$	4Q14	∆ R$	2015	2014	∆ R$

Cash generation provided by operating activities	4,049.3	2,524.2	1,525.1	3,517.3	532.0	10,473.9	11,183.2	(709.3)
Cash applied by investing activities	(1,556.3)	(1,740.1)	183.8	(3,656.7)	2,100.4	(16,052.4)	(9,542.9)	(6,509.5)
Cash flow after investing activities	2,493.0	784.1	1,708.9	(139.4)	2,632.4	(5,578.5)	1,640.3	(7,218.8)
Cash applied by financing activities	(3,471.4)	(1,563.6)	(1,907.8)	(1,459.9)	(2,011.5)	5,641.1	(3,425.0)	9,066.1
Cash flow after financing activities	(978.4)	(779.5)	(198.9)	(1,599.3)	620.9	62.6	(1,784.7)	1,847.3
Cash and Equivalents at the beginning	6,315.2	7,094.7	(779.5)	6,873.5	(558.3)	5,274.2	7,058.9	(1,784.7)
Cash and Equivalents at the end	5,336.8	6,315.2	(978.4)	5,274.2	62.6	5,336.8	5,274.2	62.6

Operating cash generation contracted by R$709.3 million in 2015 over 2014, due to higher amount of inventories, as a result of a higher share of 4G higher-value devices, and the increase in accounts receivable, impacted by the migration of prepaid clients to postpaid plans. Cash used in investment activities increased by R$6,509.5 million, particularly due to the acquisition of GVT. Thus, cash flow after investment activities recorded a consumption of R$7,218.8 million. Cash used in financing activities recorded a reduction of R$9,066.1 million, due to the capital increase, partially offset by the higher amortization of loans, dividends and IOC, resulting in an increase by R$1,847.3 million in cash flow after financing activities.

Indebtedness

December 2015

Consolidated	Currency	Annual Interest Rate	Due Date	Short-term	Long-term	Total

Local currency
BNDES	UR LTIR	LTIR + 0.0% to 9.0%	Until 2019	571.2	1,838.3	2,409.5
BNDES	R$	2.5% to 8.7%	Until 2023	106.0	298.6	404.6
BNDES	R$	IPCA + 2.95% + TR	Until 2016	30.7	0.0	30.7
BNDES	R$	SELIC D-2 + 2.32%	Until 2023	0.7	146.8	147.5
BNB	R$	7.0% to 10.0%	Until 2016	56.9	42.2	99.1
Confirming	R$	110.0% of CDI	Until 2016	1,228.7	0.0	1,228.7
Debentures 4th issue - Series 3	R$	IPCA + 4%	Until 2019	0.3	33.2	33.5
Debentures 1st issue - Minas Comunica	R$	IPCA + 0.5%	Until 2021	0.0	91.6	91.6
Debentures 3rd issue - Single Series	R$	100% of CDI + 0.75 spread	Until 2017	87.2	1,999.6	2,086.9
Debentures 4th issue - Single Series	R$	100% of CDI + 0.68 spread	Until 2018	33.4	1,299.4	1,332.8
Financial Leases	R$	-	Until 2033	36.1	260.6	296.7
Contingent Consideration	R$	-	Until 2025	0.0	377.7	377.7
Foreign currency
Senior Debt	EUR	Euribor + 1.05%	Until 2015	31.8	1,056.1	1,087.9
BNDES	UMBND	ECM + 2.38%	Until 2019	159.9	434.2	594.1

Total				2,343.0	7,878.3	10,221.3

L.T. OBLIGATIONS (R$ million)		NET FINANCIAL DEBT
December 2015		Consolidated in R$ million	12/31/15	09/30/15	12/31/14
Year	Amount
2017	3,980.1	Short-term Debt	2,343.0	3,913.5	4,135.9
2018	2,227.7	Long-term Debt	7,878.3	6,829.7	9,062.2
2019	716.0	Total Debt	10,221.3	10,743.2	13,198.0
2020	270.8	Cash and cash equivalents	(5,375.6)	(6,369.5)	(5,331.6)
2021	140.1	Net derivatives position	(264.8)	(715.4)	(719.8)
After 2020	603.6	Net debt	4,580.9	3,658.4	7,146.5
Total	7,878.3	Net debt/EBITDA	0.36	0.29	0.58

The Company closed 4Q15 with a gross debt of R$10,221.3 million, 22.6% less than in 2014, 16.5% of which denominated in foreign currency. The reduction in gross debt is related to the settlement of loans and financing in the period. Currently, foreign exchange exposure of debt is 100% covered by hedge operations.

Net debt totaled R$4,580.9 million at the close of 4Q15, accounting for 0.36 of LTM EBITDA. In comparison with 4Q14, net debt fell R$2,565.7 million, mainly due to the capital increase carried out by the Company, partially offset by the payment of the 700 MHz license to ANATEL.

Capital Market

Telefônica Brasil's common (ON) and preferred (PN) shares are traded on the BM&FBOVESPA under the tickers VIVT3 and VIVT4, respectively. The Company's ADRs are traded on the NYSE, under the ticker VIV.

VIVT3 shares closed 4Q15 at R$33.99, appreciating by 10.0% over the previous quarter, while VIVT4 shares closed at R$35.75, with a 2.5% q-o-q depreciation, versus a depreciation of 3.8% in the Bovespa Index (Ibovespa). The Company's ADRs closed the quarter at US$9.03, 1.1% down on 3Q15, versus a 7.0% valuation in the Dow Jones' index.

VIVT3 and VIVT4 shares closed the year with a depreciation of 14.8% and 23.7%, respectively, versus a drop of 13.3% in the Bovespa Index (Ibovespa) in the same period. The Company's ADRs devaluated by 49.0% in the period, mainly due to the depreciation of the real against the U.S. dollar. The Dow Jones index recorded a reduction of 2.1% in the period.

The daily traded volume of VIVT3 and VIVT4 in the quarter averaged R$616.4 thousand and R$76,104.8 thousand, respectively. The daily traded volume of ADRs averaged US$25,168.2 thousand in the same period. In 2015, the daily traded volume of VIVT3 and VIVT4 averaged R$782.5 thousand and R$86,120.8 thousand, respectively. The daily traded volume of ADRs averaged US$36,555.9 thousand in the same period.

The chart below shows the Company’s stock performance:

Capital Stock

December 31, 2015	Common	Preferred	Total

Controlling Company	540,033,264	704,207,855	1,244,241,119
	94.47%	62.91%	73.58%
Minority shareholders	29,320,789	415,132,117	444,452,906
	5.13%	37.09%	26.28%
Treasury shares	2,290,164	734	2,290,898
	0.40%	0.00%	0.14%
Total number of shares	571,644,217	1,119,340,706	1,690,984,923

Book Value per share:	R$ 40.60
Subscribed/Paid-in Capital:	R$ 63,571.4	Million

Dividends

At the meetings held on October 19, November 19 and December 17, 2015, the Board of Directors approved ad referendum of the Annual Shareholders’ Meeting, the payment of interest on equity related to fiscal year 2015, totaling the gross amount of R$625.9 million, equivalent to R$0.347615 per common share and R$0.382376 per preferred share.

The payments of dividends and IOC will be carried out on a date to be defined by the Board of Executive Officers to holders of common and preferred shares of record as described in the table below.

As a subsequent event to the fourth quarter 2015, at the meeting held on February 19, 2016, the Board of Directors approved ad referendum of 2017 General Shareholders' Meeting, the credit of interest on own capital to the fiscal year 2016, in the gross amount of R$200.0 million, equivalent to a total of R$0.111072 per common share and R$0.122180 per preferred share.

The payments of such IOC will be carried out by the end of the 2017 on date to be defined by the Board of Executive Officers, to holders of common and preferred shares of record by the end of January 29th 2016.

2016	Deliberation	Shareholding Position	Gross Amount (Million Reais)	Net Amount (Million Reais)	Shares	Gross amount per share (R$)	Net amount per share (R$)	Payment beginning date
IOC (based on 2016)	02/19/2016	01/29/2016	200.0	170.0	ON	0.111072	0.094412	Until 12/31/2017
					PN	0.122180	0.103853

2015	Deliberation	Shareholding Position	Gross Amount (Million Reais)	Net Amount (Million Reais)	Shares	Gross amount per share (R$)	Net amount per share (R$)	Payment beginning date
IOC (based on 2015)	12/17/2015	12/30/2015	302.9	257.5	ON	0.168233	0.142998	Until 12/31/2016
					PN	0.185056	0.157298
IOC (based on 2015)	11/19/2015	11/30/2015	235.0	199.8	ON	0.130510	0.110934	Until 12/31/2016
					PN	0.143561	0.122027
IOC (based on 2015)	10/19/2015	10/30/2015	88.0	74.8	ON	0.048872	0.041541	Until 12/31/2016
					PN	0.053759	0.045695
IOC (based on 2015)	9/18/2015	9/30/2015	147.0	125.0	ON	0.081638	0.069392	Until 12/31/2016
					PN	0.089802	0.076332
IOC (based on 2015)	8/20/2015	8/31/2015	237.0	201.5	ON	0.131621	0.111878	Until 12/31/2016
					PN	0.144783	0.123065
IOC (based on 2015)	7/20/2015	7/31/2015	221.0	187.9	ON	0.122735	0.104325	Until 12/31/2016
					PN	0.135008	0.114757
Dividends (based on 2015)	5/12/2015	5/25/2015	270.0	270.0	ON	0.170179	0.170179	Until 12/31/2016
					PN	0.187196	0.187196
IOC (based on 2015)	5/12/2015	5/25/2015	515.0	437.8	ON	0.324600	0.275910	Until 12/31/2016
					PN	0.357060	0.303501

2014	Deliberation	Shareholding Position	Gross Amount (Million Reais)	Net Amount (Million Reais)	Shares	Gross amount per share (R$)	Net amount per share (R$)	Payment beginning date
Dividends (based on 2014)	4/9/2015	4/9/2015	18.6	18.6	ON	0.015526	0.015526	12/9/2015
					PN	0.017079	0.017079
Dividends (based on 2014)	1/30/2015	2/10/2015	1,894.6	1,894.6	ON	1.582175	1.582175	12/9/2015
					PN	1.740392	1.740392
Dividends (based on 2014)	1/30/2015	2/10/2015	855.4	855.4	ON	0.714348	0.714348	6/12/2015
					PN	0.785783	0.785783
IOC (based on 2014)	12/18/2014	12/30/2014	475.4	404.1	ON	0.397030	0.337476	6/12/2015
					PN	0.436733	0.371223
IOC (based on 2014)	11/17/2014	11/28/2014	463.2	393.8	ON	0.386857	0.328829	6/12/2015
					PN	0.425543	0.361711
IOC (based on 2014)	10/20/2014	10/31/2014	305.8	259.9	ON	0.255350	0.217047	6/12/2015
					PN	0.280885	0.238752
IOC (based on 2014)	9/19/2014	9/30/2014	250.2	212.6	ON	0.208914	0.177577	12/19/2014
					PN	0.229806	0.195335
IOC (based on 2014)	8/18/2014	8/29/2014	299.4	254.5	ON	0.250016	0.212514	12/19/2014
					PN	0.275018	0.233765
IOC (based on 2014)	7/18/2014	7/31/2014	298.0	253.3	ON	0.248860	0.211531	12/19/2014
					PN	0.273746	0.232684

Additional Notes

On May 28, 2015, the Extraordinary Shareholders’ Meeting approved the ratification of the Purchase and Sale Agreement and Other Covenants entered into between the Company, and Vivendi and its subsidiaries, through which all the shares issued by GVTPart were acquired by the Company.

The consideration for the acquisition of GVTPart’s shares was executed as follows:

•          One installment totaling €$4,663.0 million on demand and in cash, after the adjustments envisaged in the agreement, on the closing date, and

•          One instalment in Company shares, delivered due to the merger of GVTPart’s shares into the Company, equivalent to 12% of the Company’s capital stock after the share merger.

In view of the merger of GVTPart’s shares, the Company’s capital stock increased by R$9,666.0 million, through the issue of 68,597,306 common shares and 134,320,885 preferred shares, all non-par book-entry shares, considering the economic value of the merged shares, calculated using the discounted cash flow method, based on GVT’s Economic Value Appraisal Report prepared by a specialized company, in accordance with article 252, paragraph 1 and article 8, both of Law 6,404/76.

With the conclusion of the acquisition on May 28, 2015, the Company became the direct controlling company of GVTPart and the indirect controlling company of GVT.

The Extraordinary Shareholders’ Meeting held on May 28, 2015 approved the acquisition of all the shares issued by GVTPart and the 675,571 shares issued by GVT, as well as the merger of GVTPart’s shares into the Company. As a result, the Company became the sole shareholder of GVTPart and the indirect controlling company of GVT, Pop Internet Ltda (“POP”) and Innoweb Ltda (“Innoweb”).

After the conclusion of the steps mentioned above, the Company’s Board of Directors’ Meeting of September 22, 2015 examined the Corporate Restructuring proposal involving the Company, its wholly-owned subsidiary (GVTPart.) and its indirect subsidiaries (GVT and POP) so that at the end of the process, the services rendered by GVT that are not considered telecommunications services will be concentrated in POP and the telecommunications services will be concentrated in the Company.

Considering that, upon the implementation of the Corporate Restructuring all companies involved are wholly-owned subsidiaries or indirect subsidiaries of the Company, the right to withdraw will not be granted to Company shareholders (pursuant to article 137 of Law 6,404/76, as amended) given that the operations envisaged will not affect the corporate structure and will not lead to a capital increase and issue of new Company shares.

On November 05, 2015, ANATEL granted its preliminary approval for the implementation of the Corporate Restructuring. The Company will soon publish a Call Notice to the Extraordinary Shareholders’ Meeting which will resolve on the matter.

Consolidated in R$ million	4Q15	3Q15	∆%	4Q14	∆%	2015	2014	∆%

Gross operating revenues	16,295.3	16,080.4	1.3	16,031.9	1.6	64,318.7	62,088.7	3.6

Net Operating Revenues	10,760.8	10,580.8	1.7	10,408.8	3.4	42,133.7	40,218.2	4.8

Mobile	6,408.9	6,285.8	2.0	6,202.6	3.3	25,136.2	23,670.2	6.2
Fixed	4,351.9	4,295.0	1.3	4,206.2	3.5	16,997.5	16,548.0	2.7

Operating costs	(7,328.6)	(7,445.2)	(1.6)	(7,167.0)	2.3	(29,419.5)	(27,920.3)	5.4

Personnel	(910.3)	(889.8)	2.3	(1,058.8)	(14.0)	(3,542.0)	(3,574.0)	(0.9)
Costs of services rendered	(2,960.1)	(3,031.3)	(2.3)	(2,939.3)	0.7	(12,159.3)	(11,893.7)	2.2
Interconnection	(615.0)	(651.4)	(5.6)	(763.8)	(19.5)	(2,647.0)	(3,367.8)	(21.4)
Taxes and contributions	(327.3)	(356.3)	(8.1)	(438.0)	(25.3)	(1,650.0)	(1,790.1)	(7.8)
Third-party services	(1,451.6)	(1,433.7)	1.3	(1,230.4)	18.0	(5,588.9)	(4,777.1)	17.0
Others	(566.1)	(589.9)	(4.0)	(507.1)	11.6	(2,273.5)	(1,958.8)	16.1
Cost of goods sold	(692.8)	(689.1)	0.5	(584.2)	18.6	(2,597.1)	(2,107.1)	23.3
Selling expenses	(2,289.6)	(2,315.1)	(1.1)	(2,237.3)	2.3	(9,187.2)	(8,670.1)	6.0
Provision for bad debt	(272.1)	(349.4)	(22.1)	(285.7)	(4.8)	(1,294.8)	(1,052.3)	23.0
Third-party services	(1,901.0)	(1,879.9)	1.1	(1,835.2)	3.6	(7,504.6)	(7,221.2)	3.9
Others	(116.5)	(85.8)	35.8	(116.4)	0.1	(387.8)	(396.6)	(2.2)
General and administrative expenses	(383.2)	(336.9)	13.7	(262.1)	46.2	(1,371.3)	(1,211.4)	13.2
Third-party services	(298.1)	(261.3)	14.1	(263.9)	13.0	(1,100.1)	(964.3)	14.1
Others	(85.1)	(75.6)	12.6	1.8	n.a.	(271.2)	(247.1)	9.8
Other net operating revenue (expenses)	(92.6)	(183.0)	(49.4)	(85.3)	8.6	(562.5)	(464.0)	21.2

EBITDA	3,432.2	3,135.6	9.5	3,241.8	5.9	12,714.2	12,297.9	3.4
EBITDA Margin %	31.9%	29.6%	2.3 p.p.	31.1%	0.8 p.p.	30.2%	30.6%	(0.4) p.p.

Depreciation and Amortization	(1,914.9)	(1,817.9)	5.3	(1,675.2)	14.3	(7,319.6)	(6,578.8)	11.3
Depreciation	(1,276.1)	(1,204.1)	6.0	(1,105.3)	15.5	(4,820.3)	(4,287.3)	12.4
Goodwill amortization*	(311.5)	(298.5)	4.4	(293.3)	6.2	(1,212.4)	(1,173.2)	3.3
Others amortizations	(327.3)	(315.3)	3.8	(276.6)	18.3	(1,286.9)	(1,118.3)	15.1

EBIT	1,517.3	1,317.6	15.2	1,566.6	(3.1)	5,394.6	5,719.1	(5.7)

Net Financial Income	(200.3)	(258.5)	(22.5)	(284.7)	(29.6)	(1,108.7)	(533.5)	107.8
Income from financial investments	200.9	223.8	(10.2)	191.0	5.2	850.7	682.7	24.6
Interest and other financial income (expenses)	(99.3)	(103.0)	(3.6)	(36.6)	171.3	(380.3)	(82.5)	361.0
Charges	(269.8)	(202.6)	33.2	(226.2)	19.3	(1,003.0)	(923.2)	8.6
Monetary and exchange variation	77.1	(922.8)	n.a.	(303.6)	n.a.	(1,475.7)	(291.4)	406.4
Gains (losses) on derivative transactions	(109.2)	746.1	n.a.	90.7	n.a.	899.6	80.9	1,012.0

Gain (loss) on investments	0.5	0.8	(37.5)	0.4	25.0	1.9	6.9	(72.5)

Taxes	(203.0)	(190.6)	6.5	(34.9)	481.4	(956.6)	48.5	n.a.

Net income	1,114.5	869.3	28.2	1,247.4	(10.7)	3,331.2	5,241.0	(36.4)

Consolidated in R$ million	12/31/15	12/31/14	∆%

ASSETS	101,685.0	73,065.3	39.2

Current assets	17,909.3	15,517.4	15.4
Cash and cash equivalents	5,336.8	4,692.7	13.7
Accounts receivable from customers	10,349.6	8,221.5	25.9
Provision for doubtful accounts	(2,064.3)	(1,497.5)	37.8
Inventories	603.6	479.8	25.8
Recoverable taxes	2,521.3	2,202.7	14.5
Escrow deposits and frozen assets	235.4	202.2	16.4
Derivatives transactions	81.3	613.9	(86.8)
Prepaid expenses	356.5	303.6	17.4
Other assets	489.1	298.5	63.9

Non-Current Assets	83,775.7	57,547.9	45.6
Accounts receivable from customers	484.0	421.2	14.9
Provision for doubtful accounts	(153.6)	(121.8)	26.1
Financial Investments	109.9	125.4	(12.4)
Recoverable taxes	409.6	340.2	20.4
Deffered taxes	711.5	144.8	391.4
Escrow deposits and frozen assets	5,518.1	4,543.1	21.5
Derivatives transactions	417.6	152.8	173.3
Other assets	93.5	121.1	(22.8)
Investments	101.2	79.8	26.8
Property, plant and equipment, net	30,476.7	20,453.9	49.0
Intangible assets, net	45,607.2	31,287.4	45.8

LIABILITIES	101,685.0	73,065.3	39.2

Current liabilities	17,981.7	16,011.0	12.3
Payroll and related charges	698.8	591.4	18.2
Suppliers and accounts payable	8,373.2	7,641.2	9.6
Taxes	1,716.0	1,281.7	33.9
Loans and financing	2,222.1	1,509.5	47.2
Debentures	120.9	755.0	(84.0)
Dividends and interest on shareholders equity	2,209.4	1,495.3	47.8
Provisions	914.4	674.3	35.6
Derivatives transactions	151.7	23.0	559.6
Deferred revenues	564.6	717.0	(21.3)
Authorization licenses	456.7	415.3	10.0
Other liabilities	553.9	907.3	(39.0)

Non-Current Liabilities	15,136.1	12,104.2	25.0
Payroll and related charges	19.8	118.8	(83.3)
Taxes	87.0	67.1	29.7
Suppliers and accounts payable	67.7	0.0	n.a.
Loans and financing	4,454.5	2,123.1	109.8
Debentures	3,423.8	3,411.6	0.4
Provisions	5,890.3	4,461.7	32.0
Derivatives operations	82.4	24.1	241.9
Deferred revenues	359.2	482.8	(25.6)
Obligations with post-employment benefit plans	85.3	456.1	(81.3)
Lincence of authorization	496.0	763.7	(35.1)
Other liabilities	170.1	195.2	(12.9)

Shareholders' equity	68,567.2	44,950.1	52.5
Capital Stock	63,571.4	37,798.1	68.2
Premium on acquisition of non-controlling interest	(75.4)	(70.4)	7.1
Capital Reserve	1,347.9	2,686.9	(49.8)
Profit Reserve	2,410.7	1,534.5	57.1
Additional proposed dividends	1,287.2	2,768.6	(53.5)
Other comprehensive income	25.4	232.4	(89.1)

conference call

English

Date: February 25, 2016 (Thursday)

Time: 12:00 p.m. (Brasilia) and 10:00 a.m. (New York)

Telephone: +1 (412) 317-5493

Access Code: Telefônica Brasil

Click here to access the webcast.

A replay of the conference call can be accessed, one hour after the event, until March 08, 2016. Telephone: 1 (412) 317-0088 - Code: 10079632#

Telefônica Brasil - Investor Relations

Amos Genish Alberto Horcajo Aguirre Luis Carlos Plaster Maria Tereza Pelicano David

Av. Eng. Luis Carlos Berrini, 1376 - 28º Andar – Cidade Monções – SP – 04571-000

Telephone: +55 11 3430-3687 E-mail: ir.br@telefonica.com Information available on the website: http://www.telefonica.com.br/ri

This document may contain forward-looking statements. Such statements do not constitute historical facts and merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "estimate", "expect", "foresee", "intend", "plan", "project", "target" and similar, are intended to identify such statements, which evidently involve risks and uncertainties, both foreseen and unforeseen by the Company. Consequently, the Company's future operating results may differ from present expectations and readers should not place undue reliance on the information contained herein. These forward-looking statements express opinions formed solely on the date on which they were issued and the Company is under no obligation to update them in line with new information or future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 24, 2016	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director